UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   )*
TIB Financial Corp.
(Name of Issuer)
Common Stock, $.10 par value
(Title of Class of Securities)
872449103
(CUSIP Number)
Douglas E. Baird
BCF Investments, Ltd.
2600 Golden Gate Parkway
Naples, Florida 34103
(239) 262-2600
Copies to:
Mikio Miyawaki, Esq.
Bond, Schoeneck & King, PLLC
One Lincoln Center
Syracuse, NY 13202
(315) 218-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 7, 2008
(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Page 1 of 15 Pages)

CUSIP No.	872449103	Page	2	of	15

1	NAMES OF REPORTING PERSONS(1) PAUL J. MARINELLI IRS Identification Nos. of above persons (entities only): Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		100,000 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,200,000 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,000 shares

WITH	10	SHARED DISPOSITIVE POWER

1,200,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,200,000 shares of Common Stock(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(3)

8.23%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) For purposes of this Schedule 13D, the Reporting Persons consist of Paul J. Marinelli, Joan C. Marinelli (husband and wife), and BCF Investments, Ltd., a Delaware limited partnership ("BCF Investments"). Barron Collier Corp. is the general partner of BCF Investments and Paul J. Marinelli is the President, Chief Executive Office and a Director of Barron Collier Corp. Paul and Joan Marinelli hereby disclaim beneficial ownership of the share held by BCF Investments.
(2) Comprised of 50,000 shares of Common Stock jointly owned by Paul and Joan Marinelli, 550,000 shares of Common Stock owned by BCF Investments, and, pursuant to the Warrant described below, a right to acquire up to an aggregate of 600,000 shares.
(3) Based on 14,587,649 shares of Common Stock outstanding as of March 7, 2008. Such amount is comprised of (i) an aggregate of 12,787,649 shares of Common Stock issued and outstanding as of March 7, 2008, as represented by TIB Financial Corp., a Florida corporation ("TIB"), in the Stock Purchase Agreement, dated March 7, 2008 (the "Stock Purchase Agreement"), by and among TIB and the purchasers who are parties to the Stock Purchase Agreement (the "Purchasers"), (ii) an aggregate of 1,200,000 shares of Common Stock acquired by the Purchasers pursuant to the Stock Purchase Agreement, and (iii) an aggregate of 600,000 shares of Common Stock underlying the Warrants held by the Reporting Persons, which are exercisable within 60 days of March 7, 2008.

CUSIP No.	872449103	Page	3	of	15

1	NAMES OF REPORTING PERSONS(1) JOAN C. MARINELLI IRS Identification Nos. of above persons (entities only): Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		100,000 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,200,000 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,000 shares

WITH	10	SHARED DISPOSITIVE POWER

1,200,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,200,000 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ Not applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(3)

8.23%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) For purposes of this Schedule 13D, the Reporting Persons consist of Paul J. Marinelli, Joan C. Marinelli (husband and wife), and BCF Investments, Ltd., a Delaware limited partnership ("BCF Investments"). Barron Collier Corp. is the general partner of BCF Investments and Paul J. Marinelli is the President, Chief Executive Office and a Director of Barron Collier Corp. Paul and Joan Marinelli hereby disclaim beneficial ownership of the share held by BCF Investments.
(2) Comprised of 50,000 shares of Common Stock jointly owned by Paul and Joan Marinelli, 550,000 shares of Common Stock owned by BCF Investments, and, pursuant to the Warrant described below, a right to acquire up to an aggregate of 600,000 shares.
(3) Based on 14,587,649 shares of Common Stock outstanding as of March 7, 2008. Such amount is comprised of (i) an aggregate of 12,787,649 shares of Common Stock issued and outstanding as of March 7, 2008, as represented by TIB Financial Corp., a Florida corporation ("TIB"), in the Stock Purchase Agreement, dated March 7, 2008 (the "Stock Purchase Agreement"), by and among TIB and the purchasers who are parties to the Stock Purchase Agreement (the "Purchasers"), (ii) an aggregate of 1,200,000 shares of Common Stock acquired by the Purchasers pursuant to the Stock Purchase Agreement, and (iii) an aggregate of 600,000 shares of Common Stock underlying the Warrants held by the Reporting Persons, which are exercisable within 60 days of March 7, 2008.

CUSIP No.	872449103	Page	4	of	15

1	NAMES OF REPORTING PERSONS BCF INVESTMENTS, LTD. IRS Identification Nos. of above persons (entities only): 20-1146125

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,100,000 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,200,000 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,100,000 shares

WITH	10	SHARED DISPOSITIVE POWER

1,200,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,200,000 shares of Common Stock (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ Not applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(2)

8.23%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) For purposes of this Schedule 13D, the Reporting Persons consist of Paul J. Marinelli, Joan C. Marinelli (husband and wife), and BCF Investments, Ltd., a Delaware limited partnership ("BCF Investments"). Barron Collier Corp. is the general partner of BCF Investments and Paul J. Marinelli is the President, Chief Executive Office and a Director of Barron Collier Corp. Paul and Joan Marinelli hereby disclaim beneficial ownership of the share held by BCF Investments.
(2) Comprised of 50,000 shares of Common Stock jointly owned by Paul and Joan Marinelli, 550,000 shares of Common Stock owned by BCF Investments, and, pursuant to the Warrant described below, a right to acquire up to an aggregate of 600,000 shares.
(3) Based on 14,587,649 shares of Common Stock outstanding as of March 7, 2008. Such amount is comprised of (i) an aggregate of 12,787,649 shares of Common Stock issued and outstanding as of March 7, 2008, as represented by TIB Financial Corp., a Florida corporation ("TIB"), in the Stock Purchase Agreement, dated March 7, 2008 (the "Stock Purchase Agreement"), by and among TIB and the purchasers who are parties to the Stock Purchase Agreement (the "Purchasers"), (ii) an aggregate of 1,200,000 shares of Common Stock acquired by the Purchasers pursuant to the Stock Purchase Agreement, and (iii) an aggregate of 600,000 shares of Common Stock underlying the Warrants held by the Reporting Persons, which are exercisable within 60 days of March 7, 2008.

(Page 5 of 15 Pages)
Item 1. Security and Issuer
     This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $.10 par value per share (“Common Stock”), of TIB Financial Corp., a Florida corporation (“TIB”). TIB’s principal executive offices are located at 599 9th Street North, Suite 101, Naples, Florida 34102-5624.
Item 2. Identity and Background
     This Schedule 13D is filed jointly by the following persons (the “Reporting Persons”):

Principal Business
Report Persons	or Occupation	Address	Citizenship
Paul J. Marinelli	President and CEO of Barron Collier Companies	2600 Golden Gate Parkway Naples, Florida 34108	USA

Joan C. Marinelli	Not Employed	342 Seabee Avenue Naples, Florida 34108	USA

BCF Investments, Ltd.	Investment Holding Company	2600 Golden Gate Parkway Naples, Florida 34108	Delaware
     Paul and Joan Marinelli are husband and wife. BCF Investments, Ltd., is a Delaware limited partnership (“BCF Investments”). Barron Collier Corp., a Florida corporation (“Barron Collier”), is the general partner of BCF Investments. Paul Marinelli is the President, Chief Executive Officer and a Director of Barron Collier Corp. As a member of Barron Collier’s Board of Directors and its President and Chief Executive Officer, Paul Marinelli has the power to vote and direct the investment of BCF Investments’ shares of Common Stock.
     The name, business address and present principal occupation or employment of each partner of BCF Investments are set forth on Schedule A hereto and incorporated herein by reference. BCF Investments does not have any executive officers. The name, business address and present principal occupation or employment of each executive officer and each Director of Barron Collier are set forth on Schedule A hereto and incorporated herein by reference.
     The Reporting Persons are parties to the Stock Purchase Agreement, dated as of March 7, 2008 (the “Stock Purchase Agreement”), by and among TIB and the purchasers named therein (collectively, the “Purchasers”) and the other related transaction documents, as described in Item 6 below. The Reporting Persons neither have the power to vote nor the power to direct the disposition of shares of Common Stock beneficially owned by any other Purchaser. Except for the relationship disclosed by the Reporting Persons in this Schedule 13D, the Reporting Persons do not, directly or indirectly, possess or share the power to direct investment and/or voting decisions with the other Purchasers and the Reporting Persons hereby disclaim beneficial ownership to the shares beneficial owned by any other Purchaser.
     During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is

(Page 6 of 15 Pages)
subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     The Reporting Persons acquired an aggregate of 600,000 shares of Common Stock (the “Shares”) for the purchase price of $8.40 per share for an aggregate purchase price of $5,040,000. In addition to the Shares, each Reporting Person acquired a warrant to purchase an equal number of shares of Common Stock for $8.40 per share, upon the terms and subject to the conditions set forth in the Common Stock Warrant, dated March 7, 2008 (the “Warrant” and, collectively with the Shares, the “Securities”). Paul and Joan Marinelli jointly purchased 50,000 shares of Common Stock for a purchase price of $420,000 and used their personal funds to purchase such shares. BCF Investments purchased 550,000 shares of Common Stock for a purchase price of $4,620,000 and used funds from investments by its limited partners, Barron Collier Partnership, LLLP and Barron Collier Company, Ltd., to purchase such shares.
Item 4. Purpose of Transaction
     The Reporting Persons acquired the Securities for investment purposes, and not with any plans or proposals that related to or would result in any transactions specified in clauses (a) through (i) of Item 4 of Schedule 13D. As set forth above, the Reporting Persons participated in the Stock Purchase Agreement with the other Purchasers but do not control their voting or investment decisions.
     The Reporting Persons will continue to evaluate on an ongoing basis TIB’s financial condition, business, operations and prospects, competitive and strategic matters, management, market price of the Common Stock, and other factors, including, but not limited to, the general condition of the economy and the securities market. Accordingly, the Reporting Persons reserve the right to change their intentions and plans at any time as they deem appropriate and may purchase, subject to the limitations set forth in the Relationship Agreement described below, additional shares of Common Stock from time to time.
     Pursuant to the terms of the Stock Purchase Agreement, TIB’s Board of Directors will appoint Paul Marinelli to TIB’s Board of Directors.
Item 5. Interest in Securities of the Issuer
     As of March 7, 2008, the Reporting Persons beneficially owned an aggregate of 1,200,000 shares of Common Stock (including Warrants to acquire 600,000 shares), representing approximately 8.23% of the outstanding Common Stock (based on 13,987,469 shares outstanding as of March 7, 2008, which includes 12,787,649 shares of outstanding stock as represented by TIB in the Stock Purchase Agreement, 1,200,000 shares purchased pursuant to the Stock Purchase Agreement, and an aggregate of 600,000 shares of Common Stock underlying the Warrants held by the Reporting Persons, which are exercisable within 60 days of March 7, 2008). Paul and Joan Marinelli purchased 50,000 shares of Common Stock and received a Warrant for 50,000 shares and BCF Investments purchased 550,000 shares of Common Stock and received a Warrant for 550,000 shares.
     As set forth above in Item 2, Paul and Joan Marinelli are married and share voting and investment decisions with regards to their shares. Paul Marinelli is a Director and the President and Chief Executive Officer of Barron Collier, the general partner of BCF Investments, and by virtue of his position on its Board of Directors and as an executive officer, he has the power to direct the voting of, and the disposition of, the shares owned by BCF Investments. Thus, Paul Marinelli, due to his positions with Barron Collier and BCF Investments, has the shared power to vote and dispose of all of the Shares.

(Page 7 of 15 Pages)
     The Securities were acquired in a privately negotiated transaction and have not been registered under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to the terms of the Registration Rights Agreement described below, the Reporting Persons have certain registration rights with respect to the Securities under the Securities Act.
     The Reporting Persons have not effected any other transactions in the Common Stock during the past 60 days.
     No other party has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the Securities.
     Subparagraph (e) of Item 5 is not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     The description below does not purport to be complete and is qualified in its entity by the terms of the agreements incorporated by reference herein as exhibits to this Schedule 13D.
     On March 7, 2008, TIB entered into the Stock Purchase Agreement with the Purchasers pursuant to which TIB sold an aggregate of 1,200,000 shares of Common Stock to the Purchasers for a per share purchase price of $8.40 for a total purchase price of $10,080,000 in a privately negotiated transaction. As set forth above, Paul and Joan Marinelli purchased 50,000 shares of Common Stock and received a Warrant for an equal amount of shares and BCF Investments purchased 550,000 shares of Common Stock and received a Warrant for an equal amount of shares. The Stock Purchase Agreement contains the customary representations, warranties and indemnification provisions. Additionally, as part of the transaction, TIB has agreed to appoint Paul Marinelli and Howard B. Gutman, a fellow Purchaser, to its Board of Directors.
     In connection with the Stock Purchase Agreement, TIB delivered to each of the Purchasers a Warrant granting the holders thereof the right to purchase shares of Common Stock for $8.40 per share. The Warrants are exercisable at any time from the date of original issuance until the earlier of either (1) March 7, 2011 or (2) the closing of an “Acquisition” (defined as (a) merger in which TIB is not the surviving entity or a sale by TIB or TIB Bank of all or substantially all of its assets; (b) the acquisition by any individual or group (other than TIB) of TIB Bank by means of merger, consolidation or purchase of 80% or more of TIB’s outstanding stock; or (c) the acquisition by any individual or group of beneficial ownership of more than 50% of TIB’s outstanding stock).
     TIB and each of the Purchasers also entered into a Registration Rights Agreement, dated March 7, 2008 (the “Registration Rights Agreement”). Under the Registration Rights Agreement, TIB granted the Purchasers holding a majority of the Securities the right to demand that all or part of the Shares purchased pursuant to the Stock Purchase Agreement and/or shares of Common Stock underlying the Warrants be registered at any time from the date of the Registration Rights Agreement to the earlier of the following events: (1) the first anniversary of the exercise date of the last outstanding Warrant; (2) March 7, 2012; or (3) the closing date of an Acquisition, provided, that TIB shall have no obligation to effect the registration within 90 days of the date of the Registration Rights Agreement (collectively, the “Expiration Date”). The Purchasers may exercise such demand registration right only once, subject to certain exceptions. In addition, TIB has agreed to grant incidental, or “piggyback”, registration rights to the

(Page 8 of 15 Pages)
Purchasers. The piggyback rights also expire on the Expiration Date. The Registration Rights Agreement contains the customary indemnification and contribution provisions.
     Additionally, in connection with the Stock Purchase Agreement, TIB has entered into a Relationship Agreement, dated March 7, 2008 (the “Relationship Agreement”), with each of the Purchasers. Under the terms of the Relationship Agreement, the Purchasers agreed, among other things, to limit the number of shares the Purchaser Group (as defined in the Relationship Agreement) will acquire, either directly or indirectly. Each Purchaser shall not acquire the beneficial ownership any additional Common Stock if the effect of such acquisition, calculated at the time of such acquisition, would cause the Purchaser Group and any of its affiliates to beneficially own more than 9.9% of the outstanding Common Stock of TIB. Furthermore, the Purchasers have agreed to, among other things, not directly or indirectly initiate the solicitations of proxies with respect to any TIB Common Stock, initiate a tender offer to acquire any Common Stock, or to make any public statements materially inconsistent with the positions taken by the Board of Directors while there is a pending solicitation, subject to certain limitations. However, the provisions of the Relationship Agreement do not preclude any Purchaser from enforcing the Purchaser’s rights as a shareholder or a warrantholder.
     Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities.
Item 7. Material to be Filed as Exhibits
(1) Stock Purchase Agreement, dated March 7, 2008, by and among TIB Financial Corp. and the purchasers set forth on the executed signature page attached hereto as Exhibit 99.1 (the form of the Stock Purchase Agreement is incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by TIB on March 11, 2008).
(2) Form of Common Stock Warrant, dated March 7, 2008 issued by TIB Financial Corp. (incorporated herein by reference to Exhibit 99.5 to the Current Report on Form 8-K filed by TIB on March 11, 2008).
(3) Form of Registration Rights Agreement, dated March 7, 2008, by and among TIB Financial Corp. and the parties set forth on the executed signature page attached hereto as Exhibit 99.3 (incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by TIB on March 11, 2008).
(4) Form of Relationship Agreement, dated March 7, 2008, by and among TIB Financial Corp. and the parties set forth on the executed signature page attached hereto as Exhibit 99.4 (incorporated herein by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by TIB on March 11, 2008).

(Page 9 of 15 Pages)
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: March 17, 2008

/s/ Paul J. Marinelli

Paul J. Marinelli

/s/ Joan C. Marinelli

Joan C. Marinelli

BCF Investments, Ltd.

By its General Partner, Barron Collier Corporation

By: /s/ Paul J. Marinelli

Name:	Paul J. Marinelli

Title:	President and Chief Executive Officer

(Page 10 of 15 Pages)
SCHEDULE A
     Set forth below is a list of the directors and executive officers of Barron Collier Corp., setting forth the business address and present principal occupation or employment. To the Reporting Persons’ knowledge, all of the directors and officers listed below are citizens of the United States. Unless otherwise indicated below, the business address of each person is c/o Barron Collier Corp., 2600 Golden Gate Parkway, Naples, Florida 34105.

Present Principal Occupation and Business Address of such
Name	Organization
Paul J. Marinelli	President, Chief Executive Officer and Director
Bradley A. Boaz	Secretary and Treasurer
Juliet C. Sproul	Vice President and Director
Lamar Gable	Vice President and Director
Barron Collier III	Vice President and Director
Douglas Baird	Vice President and Director
Frances G. Villere	Director
Phyllis G. Alden	Director
Donna G. Keller	Director
Katherine G. Sproul	Director
     Set forth below is a list of the partners for BCF Investments, Ltd, setting forth the business address and present principal occupation or employment. To the Reporting Persons’ knowledge, all of the partners listed below are citizens of the United States. Unless otherwise indicated below, the business address of each person is c/o BCF Investments, Ltd., 2600 Golden Gate Parkway, Naples, Florida 34105.

Present Principal Occupation and Business Address of such
Name	Organization
Barron Collier Corp.	General Partner (see above for list of executive officers and directors)
Barron Collier Partnership LLLP	Limited Partner (formed for investment purposes)
Barron Collier Company, Ltd.	Limited Partner (formed for investment purposes)